Filed by: Praxair, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

January 26, 2017

PRAXAIR REPORTS FULL-YEAR AND FOURTH-QUARTER 2016 RESULTS

•	Full-year sales of $10.5 billion; EPS of $5.21; adjusted EPS of $5.48

•	Strong full-year operating cash flow of $2.8 billion, 26% of sales

•	Record free cash flow of $1.3 billion, returned to shareholders approximately $1 billion

•	Announced 5% dividend increase for 2017; 24th consecutive annual increase

•	Successfully executing strategy:

•	Won seven new onsite projects for customers under long-term contracts, including four in the U.S. Gulf Coast; Backlog $1.5 billion

•	Grew resilient end-markets to 27% of sales

•	Expanded carbon dioxide network through synergistic acquisitions and strengthened position in aerospace coatings with GE aviation JV

•	Fourth-quarter sales of $2.6 billion; EPS of $1.41

•	Full-year 2017 EPS guidance of $5.45 to $5.80, +2% to +9%, ex-FX

DANBURY, Conn., January 26, 2017 — Praxair, Inc. (NYSE: PX) reported fourth-quarter net income and diluted earnings per share of $406 million and $1.41, respectively.

Sales in the fourth quarter were $2,644 million, 2% above the prior-year quarter. Excluding negative currency translation effects and higher cost pass through, sales were 2% higher than the prior-year quarter due to growth from acquisitions, largely a carbon dioxide business in Europe, and higher pricing. Overall volumes were comparable to the prior-year quarter. Volume growth from new on-site projects in Europe, South America and Asia was offset by lower base business volumes in North America, due primarily to weaker manufacturing and energy activity.

Operating profit in the fourth quarter was $599 million, 4% below the prior-year quarter. Excluding 1% headwind from foreign currency translation and a gain on asset sale in the prior year, operating profit was comparable with the prior-year quarter. Operating profit as a percentage of sales was 22.7% and EBITDA margin was 33.8%.

Fourth-quarter cash flow from operations was $726 million, 27% of sales. Capital expenditures were $409 million and the company paid $214 million of dividends.

For the full year of 2016, reported net income was $1,500 million and diluted earnings per share was $5.21. On an adjusted basis, full-year net income was $1,576 million and diluted earnings per share was $5.48.

Full-year sales were $10,534 million, 2% below 2015 due to the impacts of negative currency translation and lower cost pass-through, primarily natural gas. Underlying sales were 2% above prior year as growth from positive price, new project start-ups globally and acquisitions were partially offset by lower base volumes primarily in North America due to weaker upstream energy and manufacturing end-markets. Reported operating profit was $2,238 million, 4% below prior year. Adjusted operating profit of $2,338 million was 3% below 2015, excluding negative currency translation.

For full-year 2016, Praxair generated strong operating cash flow of $2,773 million, 26% of sales, and free cash flow of $1,308 million. The company invested $363 million in acquisitions, primarily a carbon dioxide business in Europe, paid dividends of $856 million, repurchased $89 million of stock, net of issuances and reduced net debt.

Commenting on the financial results and business outlook, Chairman and Chief Executive Officer Steve Angel said, “During 2016, Praxair employees demonstrated operational excellence by again delivering high-quality results despite facing another challenging global economic year. We gained traction on our core strategy and generated record operating cash flow of 26% of sales and free cash flow of $1.3 billion. As a result, we have announced an increase in our dividend for the 24th consecutive year.

“Expanding our presence in more resilient end-markets including food, beverage, healthcare and aerospace is a key component of our strategy. We completed our carbon dioxide acquisition in Europe which will strengthen our food and beverage growth platform and began the PST joint venture with GE on aircraft coatings which we expect will triple the size of that business in a few years. Another important element of our strategy is to execute our backlog and capitalize on the additional project opportunities driven by the low-cost feedstock advantage in the U.S. Gulf Coast. We won seven new large on-site projects during the year that brought our backlog to just over $1.5 billion, with 70% of that value supporting our extensive network in the U.S. Gulf Coast.

“The year culminated in a non-binding agreement in principal to merge with Linde. We view this as a compelling opportunity to create substantial value for stakeholders. This announcement is the first step in a process that will take some time to complete. While we pursue this opportunity, rest assured our employees will remain laser focused on operational excellence and executing our core strategy.”

For full-year 2017, Praxair expects diluted earnings per share to be in the range of $5.45 to $5.80, 2% to 9% growth excluding currency versus 2016. This guidance assumes a negative currency impact of approximately 3%. Full-year capital expenditures are expected to be approximately $1.4 billion and the effective tax rate is forecast to remain at approximately 28%.

For the first quarter of 2017, Praxair expects diluted earnings per share in the range of $1.28 to $1.35. This EPS guidance assumes a negative currency impact of approximately 1%.

Following is additional detail on fourth-quarter 2016 results by segment.

In North America, fourth-quarter sales were $1,397 million, down 2% from the prior-year quarter. Sales growth from higher pricing and stronger volumes to metals, food and beverage and healthcare customers were more than offset by weaker volumes in energy and manufacturing end-markets. Operating profit was $359 million.

In Europe, fourth-quarter sales were $351 million, 9% above the prior-year quarter excluding negative currency translation. Acquisitions contributed 8% growth, primarily related to a carbon dioxide business largely serving the food and beverage end-market. Volume was up 1% primarily due to new project start-ups. Operating profit of $71 million grew 15% from the prior year, primarily due to lower cost, higher volumes and acquisitions.

In South America, fourth-quarter sales were $352 million, 18% above the prior-year quarter. Sales, excluding positive currency translation, grew 9% as a result of higher price, new on-site project volumes and higher sales to healthcare and food and beverage end-markets. Operating profit was $64 million.

Sales in Asia were $395 million in the quarter, 1% below the prior-year quarter. Excluding negative currency translation and a prior quarter divestiture, sales grew 5%. Operating profit of $78 million grew 8%, excluding currency translation.

Praxair Surface Technologies had fourth-quarter sales of $149 million as compared to $152 million in the prior-year quarter. Excluding negative currency translation and cost pass-through, sales were comparable to the prior-year period. Favorable price and higher aerospace volumes were offset by weaker sales primarily to the energy end-markets. Operating profit was $27 million.

About Praxair

Praxair, Inc., a Fortune 300 company with 2016 sales of $11 billion, is a leading industrial gas company in North and South America and one of the largest worldwide. The company produces, sells and distributes atmospheric, process and specialty gases, and high-performance surface coatings. Praxair products, services and technologies are making our planet more productive by bringing efficiency and environmental benefits to a wide variety of industries, including aerospace, chemicals, food and beverage, electronics, energy, healthcare, manufacturing, primary metals and many others. More information about Praxair, Inc. is available at www.praxair.com.

Adjusted amounts are non-GAAP measures. Additionally, measures such as EBITDA, free cash flow, after-tax return on capital, return on equity and debt-to-capital are also non-GAAP measures. See the attachments for a summary of non-GAAP reconciliations and calculations of non-GAAP measures.

Attachments: Statements of Income, Balance Sheets, Statements of Cash Flows, Segment Information, Quarterly Financial Summary, Summary Non-GAAP Reconciliations and Appendix: Non-GAAP Measures.

A teleconference about Praxair’s fourth-quarter results is being held this morning, January 26, 2017 at 11:00 am Eastern Time. The number is (631) 485-4849 – Conference ID: 48171391. The call is also available as a webcast live and on-demand at www.praxair.com/investors. Materials to be used in the teleconference are also available on the website.

Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde. Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s reasonable expectations and assumptions as of the date the statements are made but involve risks and uncertainties. These risks and uncertainties include, without limitation: the expected timing and likelihood of the entry into or the completion of the contemplated business combination with Linde AG, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer, including satisfying closing conditions; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the combined company may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the performance of stock markets generally; developments in worldwide and national economies and other international events and circumstances; changes in foreign currencies and in interest rates; the cost and availability of electric power, natural gas and other raw materials; the ability to achieve price increases to offset cost increases; catastrophic events including natural disasters, epidemics and acts of war and terrorism; the ability to attract, hire, and retain qualified personnel; the impact of changes in financial accounting standards; the impact of changes in pension plan liabilities; the impact of tax, environmental, healthcare and other legislation and government regulation in jurisdictions in which the company operates; the cost and outcomes of investigations, litigation and regulatory proceedings; the impact of potential unusual or non-recurring items; continued timely development and market acceptance of new products and applications; the impact of competitive products and pricing; future financial and operating performance of major customers and industries served; the impact of information technology system failures, network disruptions and breaches in data security; and the effectiveness and speed of integrating new acquisitions into the business. These risks and uncertainties may cause actual future results or circumstances to differ materially from the GAAP or adjusted projections or estimates contained in the forward-looking statements. The company assumes no obligation to update or provide revisions to any forward-looking statement in response to changing circumstances. The above listed risks and uncertainties are further described in Item 1A (Risk Factors) in the company’s latest Annual Report on Form 10-K filed with the SEC which should be reviewed carefully. Please consider the company’s forward-looking statements in light of those risks.

PRAXAIR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Millions of dollars, except per share data)

(UNAUDITED)

	Quarter Ended December 31,		Year to Date December 31,
	2016	2015	2016	2015
SALES	$2,644	$2,595	$10,534	$10,776
Cost of sales	1,478	1,426	5,860	5,960
Selling, general and administrative	272	275	1,145	1,152
Depreciation and amortization	285	275	1,122	1,106
Research and development	23	23	92	93
Cost reduction program and other charges	—	—	100	172
Other income (expense) - net	13	28	23	28

OPERATING PROFIT	599	624	2,238	2,321
Interest expense - net	38	42	190	161

INCOME BEFORE INCOME TAXES AND EQUITY INVESTMENTS	561	582	2,048	2,160
Income taxes	152	163	551	612

INCOME BEFORE EQUITY INVESTMENTS	409	419	1,497	1,548
Income from equity investments	10	12	41	43

NET INCOME (INCLUDING NONCONTROLLING INTERESTS)	419	431	1,538	1,591
Less: noncontrolling interests	(13)	(9)	(38)	(44)

NET INCOME - PRAXAIR, INC.	$406	$422	$1,500	$1,547

PER SHARE DATA - PRAXAIR, INC. SHAREHOLDERS

Basic earnings per share	$1.42	$1.48	$5.25	$5.39

Diluted earnings per share	$1.41	$1.47	$5.21	$5.35

Cash dividends	$0.75	$0.715	$3.00	$2.86

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic shares outstanding (000’s)	285,720	285,288	285,677	287,005
Diluted shares outstanding (000’s)	287,956	286,856	287,757	289,055

Note: See page 10 for a reconciliation to 2016 adjusted amounts which are non-GAAP.

PRAXAIR, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Millions of dollars)

(UNAUDITED)

	December 31, 2016	December 31, 2015
ASSETS
Cash and cash equivalents	$524	$147
Accounts receivable - net	1,641	1,601
Inventories	550	531
Prepaid and other current assets	165	347

TOTAL CURRENT ASSETS	2,880	2,626
Property, plant and equipment - net	11,477	10,998
Goodwill	3,117	2,986
Other intangibles - net	583	568
Other long-term assets	1,275	1,141

TOTAL ASSETS	$19,332	$18,319

LIABILITIES AND EQUITY
Accounts payable	$906	$791
Short-term debt	434	250
Current portion of long-term debt	164	6
Other current liabilities	974	846

TOTAL CURRENT LIABILITIES	2,478	1,893
Long-term debt	8,917	8,975
Other long-term liabilities	2,485	2,545

TOTAL LIABILITIES	13,880	13,413

REDEEMABLE NONCONTROLLING INTERESTS	11	113

PRAXAIR, INC. SHAREHOLDERS’ EQUITY:
Common stock	4	4
Additional paid-in capital	4,074	4,005
Retained earnings	12,879	12,229
Accumulated other comprehensive income (loss)	(4,600)	(4,596)
Less: Treasury stock, at cost	(7,336)	(7,253)

Total Praxair, Inc. Shareholders’ Equity	5,021	4,389
Noncontrolling interests	420	404

TOTAL EQUITY	5,441	4,793

TOTAL LIABILITIES AND EQUITY	$19,332	$18,319

PRAXAIR, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Millions of dollars)

(UNAUDITED)

	Quarter Ended		Year to Date
	December 31,		December 31,
	2016	2015	2016	2015
OPERATIONS
Net income - Praxair, Inc.	$406	$422	$1,500	$1,547
Noncontrolling interests	13	9	38	44

Net income (including noncontrolling interests)	419	431	1,538	1,591

Adjustments to reconcile net income to net cash provided by operating activities:
Cost reduction program and other charges, net of payments	(10)	(18)	83	121
Depreciation and amortization	285	275	1,122	1,106
Accounts receivable	11	58	(33)	1
Inventory	(24)	(9)	(13)	(23)
Payables and accruals	86	(20)	92	(40)
Pension contributions	(3)	(2)	(11)	(15)
Deferred income taxes and other	(38)	76	(5)	(46)

Net cash provided by operating activities	726	791	2,773	2,695

INVESTING
Capital expenditures	(409)	(387)	(1,465)	(1,541)
Acquisitions, net of cash acquired	(18)	(39)	(363)	(82)
Divestitures and asset sales	17	75	58	320

Net cash used for investing activities	(410)	(351)	(1,770)	(1,303)

FINANCING
Debt increase (decrease) - net	(199)	(203)	357	168
Issuances of common stock	30	14	139	88
Purchases of common stock	(95)	(21)	(228)	(725)
Cash dividends - Praxair, Inc. shareholders	(214)	(204)	(856)	(819)
Excess tax benefit on stock option exercises	—	1	—	19
Noncontrolling interest transactions and other	67	3	(55)	(41)

Net cash provided by (used for) financing activities	(411)	(410)	(643)	(1,310)

Effect of exchange rate changes on cash and cash equivalents	(8)	(19)	17	(61)

Change in cash and cash equivalents	(103)	11	377	21
Cash and cash equivalents, beginning-of-period	627	136	147	126

Cash and cash equivalents, end-of-period	$524	$147	$524	$147

PRAXAIR, INC. AND SUBSIDIARIES

SEGMENT INFORMATION

(Millions of dollars)

(UNAUDITED)

	Quarter Ended December 31,		Year to Date December 31,
	2016	2015	2016	2015
SALES
North America	$1,397	$1,421	$5,592	$5,865
Europe	351	325	1,392	1,320
South America	352	299	1,399	1,431
Asia	395	398	1,555	1,551
Surface Technologies	149	152	596	609

Consolidated sales	$2,644	$2,595	$10,534	$10,776

OPERATING PROFIT
North America	$359	$406	$1,430	$1,558
Europe	71	62	273	250
South America	64	55	257	291
Asia	78	74	276	289
Surface Technologies	27	27	102	105

Segment operating profit	$599	$624	$2,338	$2,493
Cost reduction program and other charges	—	—	(100)	(172)

Total operating profit	$599	$624	$2,238	$2,321

PRAXAIR, INC. AND SUBSIDIARIES

QUARTERLY FINANCIAL SUMMARY

(Millions of dollars, except per share data)

(UNAUDITED)

	2016 (c)				2015 (d)
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
FROM THE INCOME STATEMENT
Sales	$2,644	$2,716	$2,665	$2,509	$2,595	$2,686	$2,738	$2,757
Cost of sales	1,478	1,533	1,468	1,381	1,426	1,488	1,516	1,530
Selling, general and administrative	272	291	308	274	275	281	297	299
Depreciation and amortization	285	284	281	272	275	276	278	277
Research and development	23	22	24	23	23	23	23	24
Cost reduction program and other charges	—	100	—	—	—	26	146	—
Other income (expense) - net	13	11	4	(5)	28	2	2	(4)

Operating profit	599	497	588	554	624	594	480	623
Interest expense - net	38	43	44	65	42	35	40	44
Income taxes (b)	152	120	146	133	163	156	131	162
Income from equity investments	10	10	11	10	12	10	10	11

Net income (including noncontrolling interests)	419	344	409	366	431	413	319	428
Less: noncontrolling interests	(13)	(5)	(10)	(10)	(9)	(12)	(11)	(12)

Net income - Praxair, Inc.	$406	$339	$399	$356	$422	$401	$308	$416

PER SHARE DATA - PRAXAIR, INC. SHAREHOLDERS
Diluted earnings per share	$1.41	$1.18	$1.39	$1.24	$1.47	$1.40	$1.06	$1.43
Cash dividends per share	$0.75	$0.75	$0.75	$0.75	$0.715	$0.715	$0.715	$0.715
Diluted weighted average shares outstanding (000’s)	287,956	288,195	287,727	286,665	286,856	287,311	290,102	291,652

ADJUSTED AMOUNTS (a)
Operating profit	$599	$597	$588	$554	$624	$620	$626	$623
Operating margin	22.7%	22.0%	22.1%	22.1%	24.0%	23.1%	22.9%	22.6%
Net Income	$406	$405	$399	$366	$422	$419	$420	$416
Diluted earnings per share	$1.41	$1.41	$1.39	$1.28	$1.47	$1.46	$1.45	$1.43

FROM THE BALANCE SHEET
Net debt (a)	$8,991	$9,215	$9,389	$9,183	$9,084	$9,344	$9,177	$9,243
Capital (a)	$14,443	$14,864	$14,948	$14,607	$13,990	$14,157	$14,696	$14,806
Debt-to-capital ratio (a)	62.3%	62.0%	62.8%	62.9%	64.9%	66.0%	62.4%	62.4%

FROM THE STATEMENT OF CASH FLOWS
Cash flow from operations (b)	$726	$788	$706	$553	$791	$676	$710	$518
Cash flow provided by (used for) investing activities	(410)	(363)	(613)	(384)	(351)	(400)	(152)	(400)
Cash flow provided by (used for) financing activities (b)	(411)	(362)	249	(119)	(410)	(260)	(530)	(110)
Capital expenditures	409	376	357	323	387	405	352	397
Acquisitions	18	20	262	63	39	—	38	5
Cash dividends	214	214	214	214	204	203	205	207

OTHER INFORMATION
After-tax return on capital (ROC) (a)	12.0%	12.1%	12.2%	12.4%	12.6%	12.5%	12.6%	12.7%
Return on Praxair, Inc. shareholders’ equity (ROE) (a)	31.9%	33.3%	34.0%	34.6%	34.6%	32.5%	30.5%	29.6%
Adjusted EBITDA (a)	$894	$891	$880	$836	$911	$906	$914	$911
Adjusted EBITDA margin (a)	33.8%	32.8%	33.0%	33.3%	35.1%	33.7%	33.4%	33.0%
Debt-to-adjusted EBITDA ratio (a)	2.6	2.6	2.6	2.6	2.5	2.5	2.4	2.3
Number of employees	26,498	26,680	26,896	26,558	26,657	26,989	27,302	27,680

SEGMENT DATA
SALES
North America	$1,397	$1,431	$1,411	$1,353	$1,421	$1,463	$1,482	$1,499
Europe	351	366	355	320	325	338	331	326
South America	352	378	358	311	299	343	388	401
Asia	395	391	393	376	398	395	387	371
Surface Technologies	149	150	148	149	152	147	150	160

Total sales	$2,644	$2,716	$2,665	$2,509	$2,595	$2,686	$2,738	$2,757

OPERATING PROFIT
North America	$359	$363	$359	$349	$406	$385	$388	$379
Europe	71	72	68	62	62	63	63	62
South America	64	68	70	55	55	70	81	85
Asia	78	68	67	63	74	77	69	69
Surface Technologies	27	26	24	25	27	25	25	28

Segment operating profit	599	597	588	554	624	620	626	623
Cost reduction program and other charges	—	(100)	—	—	—	(26)	(146)	—

Total operating profit	$599	$497	$588	$554	$624	$594	$480	$623

(a)	Non-GAAP measure, see Appendix.
(b)	During the second quarter 2016, Praxair adopted the FASB’s Accounting Standards Update (“ASU”) 2016-09 relating to the accounting for stock compensation. Accordingly, effective with the 2016 second quarter, income taxes and operating cash flows include excess tax benefits related to stock compensation. Additionally, withholding tax payments related to stock compensation are required to be presented as financing versus operating cash flows on a retrospective basis.
(c)	2016 includes (i) a $16 million charge to interest expense ($10 million after-tax, or $0.04 per diluted share) in the first quarter related to the redemption of the $325 million 5.20% notes due 2017, (ii) a pre-tax pension settlement charge of $4 million ($3 million after-tax, or $0.01 per diluted share) in the third quarter related to lump sum benefit payments made from the U.S. supplemental pension plan, and (iii) pre-tax charges of $96 million ($63 million after-tax and non-controlling interests, or $0.22 per diluted share) in the third quarter, primarily related to cost reduction actions. The cost reduction charges by segment are as follows: $43 million in North America; $19 million in Asia; $15 million in Europe; $12 million in South America; and $7 million in Surface Technologies.
(d)	2015 includes (i) a pre-tax pension settlement charge of $7 million ($5 million after-tax, or $0.02 per diluted share) in the third quarter related to lump sum benefit payments made from the U.S. supplemental pension plan, and (ii) pre-tax charges of $19 million ($13 million after-tax, or $0.04 per diluted share) in the third quarter and $146 million ($112 million after-tax and non-controlling interests, or $0.39 per diluted share) in the second quarter, primarily related to cost reduction actions taken in response to lower volumes resulting from economic slowdown in emerging markets and energy related end-markets. The cost reduction charges by segment are as follows: $67 million in South America; $34 million in North America; $25 million in Asia; $20 million in Europe; and $19 million in Surface Technologies.

PRAXAIR, INC. AND SUBSIDIARIES

SUMMARY NON-GAAP RECONCILIATIONS

(UNAUDITED)

The following adjusted amounts are non-GAAP measures and are intended to supplement investors’ understanding of the company’s financial statements by providing measures which investors, financial analysts and management use to help evaluate the company’s operating performance. Items which the company does not believe to be indicative of on-going business trends are excluded from these calculations so that investors can better evaluate and analyze historical and future business trends on a consistent basis. Definitions of these non-GAAP measures may not be comparable to similar definitions used by other companies and are not a substitute for similar GAAP measures. See the Non-GAAP reconciliations starting on page 11 for additional details relating to the Non-GAAP adjustments.

(Millions of dollars, except per share amounts)

	Sales		Operating Profit		Net Income - Praxair, Inc.		Diluted EPS
	2016	2015	2016	2015	2016	2015	2016	2015
Year To Date December 31
Reported GAAP Amounts	$10,534	$10,776	$2,238	$2,321	$1,500	$1,547	$5.21	$5.35
Pension settlement charges (a)	—	—	4	7	3	5	0.01	0.02
Cost reduction program and other charges (b)	—	—	96	165	63	125	0.22	0.43
Bond redemption (c)	—	—	—	—	10	—	0.04	—

Total adjustments	—	—	100	172	76	130	0.27	0.45

Adjusted amounts	$10,534	$10,776	$2,338	$2,493	$1,576	$1,677	$5.48	$5.80

(a)	Pension settlement charges were recorded in the third quarter of 2016 and 2015 related to lump sum benefit payments made from the U.S. supplemental pension plan.
(b)	Charges in the 2016 third quarter and the 2015 second and third quarters related to the cost reduction program and other charges.
(c)	$16 million charge to interest expense ($10 million after-tax) in the 2016 first quarter related to a bond redemption.

PRAXAIR, INC. AND SUBSIDIARIES

APPENDIX

NON-GAAP MEASURES

(Millions of dollars, except per share data)

(UNAUDITED)

The following non-GAAP measures are intended to supplement investors’ understanding of the company’s financial information by providing measures which investors, financial analysts and management use to help evaluate the company’s financial leverage, return on capital and operating performance. Items which the company does not believe to be indicative of on-going business trends are excluded from these calculations so that investors can better evaluate and analyze historical and future business trends on a consistent basis. Definitions of these non-GAAP measures may not be comparable to similar definitions used by other companies and are not a substitute for similar GAAP measures. Adjusted amounts exclude the impacts of the 2016 third quarter cost reduction program and pension settlement, 2016 first quarter bond redemption, 2015 third quarter cost reduction program and pension settlement, 2015 second quarter cost reduction program and other charges, and 2014 fourth quarter pension settlement, bond redemption and loss on Venezuela currency devaluation.

	2016				2015				2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Free Cash Flow (FCF) - Free cash flow is a measure used by investors, financial analysts and management to evaluate the ability of a company to pursue opportunities that enhance shareholder value. FCF equals cash flow from operations less capital expenditures.

Operating cash flow	$726	$788	$706	$553	$791	$676	$710	$518	$772	$713	$847	$555
Less: capital expenditures	(409)	(376)	(357)	(323)	(387)	(405)	(352)	(397)	(482)	(430)	(384)	(393)

Free Cash Flow	$317	$412	$349	$230	$404	$271	$358	$121	$290	$283	$463	$162

Full Year Free Cash Flow	$1,308				$1,154				$1,198

Debt-to-Capital Ratio - The debt-to-capital ratio is a measure used by investors, financial analysts and management to provide a measure of financial leverage and insights into how the company is financing its operations.

Debt	$9,515	$9,842	$9,956	$9,404	$9,231	$9,480	$9,313	$9,360	$9,225	$9,090	$9,132	$9,236
Less: cash and cash equivalents	(524)	(627)	(567)	(221)	(147)	(136)	(136)	(117)	(126)	(168)	(173)	(144)

Net debt	8,991	9,215	9,389	9,183	9,084	9,344	9,177	9,243	9,099	8,922	8,959	9,092
Equity and redeemable noncontrolling interests:
Redeemable noncontrolling interests	11	11	12	119	113	169	175	170	176	190	194	195
Praxair, Inc. shareholders’ equity	5,021	5,245	5,140	4,888	4,389	4,264	4,964	5,018	5,623	6,552	6,911	6,600
Noncontrolling interests	420	393	407	417	404	380	380	375	387	388	395	398

Total equity and redeemable noncontrolling interests	5,452	5,649	5,559	5,424	4,906	4,813	5,519	5,563	6,186	7,130	7,500	7,193

Capital	$14,443	$14,864	$14,948	$14,607	$13,990	$14,157	$14,696	$14,806	$15,285	$16,052	$16,459	$16,285

Debt-to-capital	62.3%	62.0%	62.8%	62.9%	64.9%	66.0%	62.4%	62.4%	59.5%	55.6%	54.4%	55.8%

After-tax Return on Capital (ROC) - After-tax return on capital is a measure used by investors, financial analysts and management to evaluate the return on net assets employed in the business. ROC measures the after-tax operating profit that the company was able to generate with the investments made by all parties in the business (debt, noncontrolling interests and Praxair, Inc. shareholders’ equity).

Adjusted operating profit (a)	$599	$597	$588	$554	$624	$620	$626	$623	$663	$711	$697	$675
Less: adjusted income taxes (a)	(152)	(149)	(146)	(139)	(163)	(164)	(164)	(162)	(161)	(187)	(183)	(176)
Less: tax benefit on adjusted interest expense (a)	(10)	(12)	(12)	(14)	(12)	(10)	(11)	(12)	(12)	(13)	(12)	(13)
Add: income from equity investments	10	10	11	10	12	10	10	11	12	11	10	9

Adjusted net operating profit after-tax (NOPAT)	$447	$446	$441	$411	$461	$456	$461	$460	$502	$522	$512	$495
4-quarter trailing adjusted NOPAT	$1,745	$1,759	$1,769	$1,789	$1,838	$1,879	$1,945	$1,996	$2,031	$2,035	$2,011	$1,990

Ending capital (see above)	$14,443	$14,864	$14,948	$14,607	$13,990	$14,157	$14,696	$14,806	$15,285	$16,052	$16,459	$16,285
5-quarter average ending capital	$14,570	$14,513	$14,480	$14,451	$14,587	$14,999	$15,460	$15,777	$16,007	$16,094	$15,987	$15,757

After-tax ROC (4-quarter trailing NOPAT / 5-quarter average capital)	12.0%	12.1%	12.2%	12.4%	12.6%	12.5%	12.6%	12.7%	12.7%	12.6%	12.6%	12.6%

Return on Praxair, Inc. Shareholders’ Equity (ROE) - Return on Praxair, Inc. shareholders’ equity is a measure used by investors, financial analysts and management to evaluate operating performance from a Praxair shareholder perspective. ROE measures the net income attributable to Praxair, Inc. that the company was able to generate with the money shareholders have invested.

Adjusted net income - Praxair, Inc. (a)	$406	$405	$399	$366	$422	$419	$420	$416	$460	$477	$467	$448
4-quarter trailing adjusted net income - Praxair, Inc.	$1,576	$1,592	$1,606	$1,627	$1,677	$1,715	$1,773	$1,820	$1,852	$1,854	$1,828	$1,806

Ending Praxair, Inc. shareholders’ equity	$5,021	$5,245	$5,140	$4,888	$4,389	$4,264	$4,964	$5,018	$5,623	$6,552	$6,911	$6,600
5-quarter average Praxair shareholders’ equity	$4,937	$4,785	$4,729	$4,705	$4,852	$5,284	$5,814	$6,141	$6,459	$6,576	$6,452	$6,303
ROE (4-quarter trailing adjusted net income - Praxair, Inc. / 5-quarter average Praxair shareholders’ equity)	31.9%	33.3%	34.0%	34.6%	34.6%	32.5%	30.5%	29.6%	28.7%	28.2%	28.3%	28.7%

Adjusted EBITDA, Adjusted EBITDA Margin and Debt-to-Adjusted EBITDA Ratio- These measures are used by investors, financial analysts and management to assess a company’s profitability.

Adjusted net income - Praxair, Inc. (a)	$406	$405	$399	$366	$422	$419	$420	$416	$460	$477	$467	$448
Add: adjusted noncontrolling interests (a)	13	10	10	10	9	12	12	12	11	13	14	14
Add: adjusted interest expense - net (a)	38	43	44	49	42	35	40	44	43	45	43	46
Add: adjusted income taxes (a)	152	149	146	139	163	164	164	162	161	187	183	176
Add: depreciation and amortization	285	284	281	272	275	276	278	277	291	301	293	285

Adjusted EBITDA	$894	$891	$880	$836	$911	$906	$914	$911	$966	$1,023	$1,000	$969

Reported sales	2,644	2,716	2,665	2,509	2,595	2,686	2,738	2,757	2,990	3,144	3,113	3,026
Adjusted EBITDA margin	33.8%	32.8%	33.0%	33.3%	35.1%	33.7%	33.4%	33.0%	32.3%	32.5%	32.1%	32.0%

Full Year:
Reported sales	$10,534				$10,776				$12,273
Adjusted EBITDA (below)	$3,501				$3,642				$3,958
Adjusted EBITDA margin	33.2%				33.8%				32.2%

Ending net debt (see above)	$8,991	$9,215	$9,389	$9,183	$9,084	$9,344	$9,177	$9,243	$9,099	$8,922	$8,959	$9,092
5-quarter average net debt	$9,172	$9,243	$9,236	$9,206	$9,189	$9,157	$9,080	$9,063	$8,943	$8,895	$8,904	$8,819
4-quarter trailing adjusted EBITDA	$3,501	$3,518	$3,533	$3,567	$3,642	$3,697	$3,814	$3,900	$3,958	$3,978	$3,923	$3,874

Debt-to-adjusted EBITDA ratio (5-quarter average net debt / 4-quarter trailing adjusted EBITDA)	2.6	2.6	2.6	2.6	2.5	2.5	2.4	2.3	2.3	2.2	2.3	2.3

(a)	The following table presents adjusted amounts for Operating Profit and Operating Profit Margin, Interest Expense - net, Income Taxes, Effective Tax Rate, Noncontrolling Interests, Net income - Praxair, Inc., and Diluted EPS for the periods presented. Additionally, this table presents cash income taxes and cash interest, net of interest capitalized and excluding the bond redemption costs for 2016 and 2014.

	Year	Third Quarter	First Quarter	Year	Third Quarter	Second Quarter	Year	Fourth Quarter
	2016	2016	2016	2015	2015	2015	2014	2014
Adjusted Operating Profit and Operating Profit Margin
Reported operating profit	$2,238	$497	$554	$2,321	$594	$480	$2,608	$525
Add: Cost reduction program and other charges	96	96	—	165	19	146	—	—
Add: Pension settlement charge	4	4	—	7	7	—	7	7
Add: Venezuela currency devaluation	—	—	—	—	—	—	131	131

Total adjustments	100	100	—	172	26	146	138	138

Adjusted operating profit	$2,338	$597	$554	$2,493	$620	$626	$2,746	$663

Reported percentage change	-4%
Adjusted percentage change	-6%

Reported sales	$10,534	$2,716	$2,509	$10,776	$2,686	$2,738	$12,273	$2,990
Adjusted operating profit margin	22.2%	22.0%	22.1%	23.1%	23.1%	22.9%	22.4%	22.2%

Adjusted Interest Expense - net
Reported interest expense - net	$190	$43	$65	$161	$35	$40	$213	$79
Less: Bond redemption	(16)	—	(16)	—	—	—	(36)	(36)

Adjusted interest expense - net	$174	$43	$49	$161	$35	$40	$177	$43

Adjusted Income Taxes
Reported income taxes	$551	$120	$133	$612	$156	$131	$691	$145
Add: Cost reduction program and other charges	28	28	—	39	6	33	—	—
Add: Bond redemption	6	—	6	—	—	—	14	14
Add: Pension settlement charge	1	1	—	2	2	—	2	2

Total adjustments	35	29	6	41	8	33	16	16

Adjusted income taxes	$586	$149	$139	$653	$164	$164	$707	$161

Adjusted Effective Tax Rate
Reported income before income taxes and equity investments	$2,048	$454	$489	$2,160	$559	$440	$2,395	$446
Add: Cost reduction program and other charges	96	96	—	165	19	146	—	—
Add: Bond redemption	16	—	16	—	—	—	36	36
Add: Pension settlement charge	4	4	—	7	7	—	7	7
Add: Venezuela currency devaluation	—	—	—	—	—	—	131	131

Total adjustments	116	100	16	172	26	146	174	174

Adjusted income before income taxes and equity investments	$2,164	$554	$505	$2,332	$585	$586	$2,569	$620

Reported effective tax rate	26.9%	26.4%	27.2%	28.3%	27.9%	29.8%	28.9%	32.5%
Adjusted effective tax rate	27.1%	26.9%	27.5%	28.0%	28.0%	28.0%	27.5%	26.0%

Adjusted Noncontrolling Interests
Reported noncontrolling interests	$38	$5	$10	$44	$12	$11	$52	$11
Add: Cost reduction program and other charges	5	5	—	1	—	1	—	—

Total adjustments	5	5	—	1	—	1	—	—

Adjusted noncontrolling interests	$43	$10	$10	$45	$12	$12	$52	$11

Adjusted Net Income - Praxair, Inc.
Reported net income - Praxair, Inc.	$1,500	$339	$356	$1,547	$401	$308	$1,694	$302
Add: Cost reduction program and other charges	63	63	—	125	13	112	—	—
Add: Bond redemption	10	—	10	—	—	—	22	22
Add: Pension settlement charge	3	3	—	5	5	—	5	5
Add: Venezuela currency devaluation	—	—	—	—	—	—	131	131

Total adjustments	76	66	10	130	18	112	158	158

Adjusted net income - Praxair, Inc.	$1,576	$405	$366	$1,677	$419	$420	$1,852	$460

Reported percentage change	-3%
Adjusted percentage change	-6%

Adjusted Diluted EPS
Reported diluted EPS	$5.21	$1.18	$1.24	$5.35	$1.40	$1.06	$5.73	$1.03
Add: Cost reduction program and other charges	0.22	0.22	—	0.43	0.04	0.39	—	—
Add: Bond redemption	0.04	—	0.04	—	—	—	0.07	0.07
Add: Pension settlement charge	0.01	0.01	—	0.02	0.02	—	0.02	0.02
Add: Venezuela currency devaluation	—	—	—	—	—	—	0.45	0.45

Total adjustments	0.27	0.23	0.04	0.45	0.06	0.39	0.54	0.54

Adjusted diluted EPS	$5.48	$1.41	$1.28	$5.80	$1.46	$1.45	$6.27	$1.57

Cash Income Taxes and Interest
Income taxes paid	$585			$420			$606
Interest paid, net of interest capitalized and excluding bond redemption	$173			$174			$174

Full Year 2017 Diluted EPS Guidance
	Full Year 2017
	Low End	High End
2017 diluted EPS guidance	$5.45	$5.80
2016 adjusted diluted EPS (see above for full year amounts)	$5.48	$5.48

Adjusted percentage change	-1%	6%
Adjusted percentage change, excluding estimated currency impact	2%	9%

CONTACT:

Praxair, Inc.

Media:

Jason Stewart, 203-837-2448

jason_stewart@praxair.com

or

Investor:

Juan Pelaez, 203-837-2213

juan_pelaez@praxair.com